January 26, 2018

VIA E-MAIL

Mara L. Ransom, Assistant Director

Office of Consumer Products

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:         Energy Conversion Services, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed December 18, 2017

File No. 333-220935

Dear Ms. Ransom:

General

1.	We note your response to comment 4 and we reissue this comment. It appears that you do not yet have any products or customers and that you have not yet commenced significant business operations. Accordingly, please revise throughout the registration statement to more clearly and consistently describe the current nature of your operations. As examples only, please revise the following:

●             Your statements on page 5 that your equipment “will be able to use many different forms of gas” and “is remotely managed.” In light of your statements elsewhere that you do not yet have any equipment, please revise these statements to indicate these are the planned uses of your equipment and there is no guarantee that your planned equipment will operate in this manner.

Revised to disclose that these are planned uses for the equipment and that other operators are utilizing the same equipment in this manner and that the equipment is standard equipment produced by Caterpillar.

●     Your reference to your “standard configuration” on page 5 and your statement that your electricity conversion technology “produces up to 1 Megawatt of electricity.” Please revise or remove these statements, or disclose the basis for these statements, in light of your disclosure elsewhere in the registration statement that you do not yet have any products and your sole employee does not have prior experience with these technologies.

Revised to disclose that these statements are based upon other utilizers of this equipments results.

●     Your statement on page 5 that “[i]n addition to eliminating EPA fines and generating royalty revenue . . . ECS can provide electricity directly to the facility at up to a 50% cost savings because the electricity is being generated onsite.” Please revise to provide the basis for these statements, in light of the fact that you have not yet commenced operations, or remove these statements. If these statements are based upon management’s estimates, state this fact and briefly disclose the basis for such estimates.

Revised to disclose that these statements are based upon other utilizers of this equipment’s results.

●     Your statement on page 13 that “[m]any modern oil drilling sites pay thousands of dollars to local electric utilities to power their sites. [Your] technology can replace this expenditure with income.” It does not appear you have any proven technology or equipment. Please revise.

Revised to disclose that these statements are based upon other utilizers of this equipment’s results.

●     Your statement on page 14 that “[m]any financial institutions will fund 100% of the capital cost for ECS, thereby eliminating any up-front cost to ECS.” You do not appear to have any existing or previous financing agreements that would support this assertion. Please revise.

Deleted.

The above bullets are examples only. Please revise these statements and similar statements throughout the prospectus to eliminate disclosures that suggest that you have commenced operations.

Revised or deleted.

Prospectus Summary

Our Company, page 5

2.	Please revise the second paragraph under this heading to also clearly disclose that you have no previous experience with the power generation industry or with the equipment and services that you plan to provide.

Disclosure added.

Use of Proceeds, page 11

3.	We note your revisions in response to comment 9. Please revise your disclosure so that net proceeds to the company are calculated as gross proceeds less any proceeds used to directly pay your offering costs or to reimburse your shareholder for your offering costs. These offering costs paid with proceeds of this offering should be presented as a separate line item between gross proceeds and net proceeds. We believe it is important to clearly distinguish between costs related to this offering and other uses of proceeds. Additionally, if the amount you separately present for offering costs in your next amendment differs from the estimated offering costs disclosed under Item 13, your response should clearly explain to us why such difference is appropriate.

Provided as a separate line.

4.	We did not locate revised disclosure fully responsive to comment 10. Accordingly, please revise your description of the planned use of proceeds, either here or in another appropriate location in your filing such as Management’s Discussion and Analysis, to explain in more detail your plans for the company following this offering. For example, for the line title “Working Capital,” explain in detail how the funds will be spent under each of the 25%, 50%, 75% and 100% scenarios in order to develop your technology and implement your plan of operations.

Detail added as to purchase of equipment inventory and installation costs.

Capitalization, page 12

5.	Your capitalization table presents incorrect amounts of total stockholders’ equity and total capitalization as of May 31, 2017. Revise these amounts to conform to the amounts presented in your audited financial statements.

Revised to update.

Dilution, page 12

6.	Your response to comment 11 states that you revised your dilution table; however, we are unable to locate your revisions. Therefore, we reissue the comment. Please revise your dilution table to present dilution as of the most recent balance sheet date included in your historical financial statements. Note that revisions should be made to both the introductory narrative above the table and numbers presented in the table itself.

Updated.

Description of Business and Property, page 13

7.	We note your response to comment13. However, your disclosure still does not describe the business to the extent material to provide an understanding of your company. Accordingly, we reissue comment 13 in its entirety. Please revise your discussion of the company’s business to provide a more complete overview of your business plan, including a description of what you have accomplished to date and what remains to be accomplished to develop a viable and sustainable business. Please also clearly state here, if true, that your electricity conversation technology is neither fully developed nor operational and that you have not entered into any power purchase agreements, rolled-out any generating sites, or received any royalty payments to date. See Item 101(h) of Regulation S-K.

Our business model is focused on key factors –

●          The U.S. is currently producing the largest amount of natural gas in our history.  This increased production has resulted in a significant overabundance of natural gas. These  amounts are expected to continue to increase as a result of “fracking” in the oil industry.

●          A large majority of active oil production sites are not located near a natural gas  pipeline. As a result of such, they are forced to flare their gas and pay the assessed fines.  In some cases, these fines have become so excessive that some producers are “shutting in”  their wells and stopping production.

●          Our company will own and operates self-contained natural gas to electricity generators  which we install at these flaring sites on a 10-year contract. Each 1 MW unit can power  up to 1,000 homes. We then sell the electricity to the local and state utility companies on  a 10-year contract.

●          The unique aspect of the business model is that there is no cost to the gas producer  for equipment, maintenance or support, and the implementation of our technology does not  require any manpower from the gas producer. We are there to solve the problem of flaring  at the production site, and eliminate all associated EPA fines.

●          The gas is provided to our company by the gas producer, at no cost. By  implementing our technology, the gas producer eliminates all future EPA fines for flaring, and is paid a royalty on the sale of the electricity we generate and sell to the utility  companies for 10 years.

●          In addition to eliminating EPA fines and generating royalty revenue for gas  production sites, we can also provide electricity directly to the site at a cost savings of up  to 50% because the electricity is being generated on-site. In some cases, this can result in  savings of tens of thousands of dollars per month for the gas producer.

●          Our system operates stand-alone units without any on-site staffing required at the  gas production site. Each unit is remotely monitored and managed via satellite by our  manufacturers, under an all-inclusive service and support agreement.

●          Each unit is installed under contract to sell electricity to the local and state utility  companies for a period of 10 years, with 10-year renewals.

●           This profit amount is expected to increase over the term of the 10-year contract due to forecasted rising electricity prices. In addition, as technology continues to improve and equipment prices decrease, we will be able to produce more electricity with the same amount of gas. Volume pricing has also been offered when we begin placing orders.

●           Once the unit is installed, our manufacturer is responsible for monitoring, service, and parts. Our overhead will not increase whether we install two units in one month, or ten units.

The company has not installed any units as of this date; however, we have established various relationships with manufacturers, system management service, installation firms, and companies that have already installed systems that have been operating 24/7 for over 5 years. If we desire to, we can joint venture with these companies to install their systems at locations we have been preparing location and installation contracts.

8.	We note your response to comment 14 and your references to equipment “the company utilizes.” Consistent with comment 1 above, please revise to clarify whether you currently have any equipment. If not, refer only to equipment you intend to purchase. If true, revise your disclosure to make it clear that you intend to purchase the equipment you plan to use in your business and provide an estimate of how much this equipment will cost.

The Company does not currently have any equipment.

Equipment is already in service in various areas of the USA. Caterpillar Power Systems builds and has complete systems available for immediate purchase and installations, that provides anywhere from 250 kilowatts to as large as 2 megawatts. Caterpillar also will provide a Maintenance Service Contract for each of the units installed.

Caterpillar 250 Kw G3408TALC Specifications:

SKU: 5434	Kw Rating: Continuous	control panel: Digital
Manufacturer: Caterpillar	Voltage: 480	Control panel mfg: Deep Sea
Model: G3408TALC	Year: Rebuilt 2016	Control panel model: 7310
Power factor (pf): .8	Emissions tier: Emissions	Cooling: Skid
Trailer: Yes	Reduction Kits	Battery charger – amps/input
Compression ratio: 8.5:1	Hours: 0 hour rebuild	vol: 24V/35Amp
Inlet gas pipe size: 2”NPT for	Enclosed: Weather	Turbos: Yes
natural gas	Engine manufacturer:	Silencers: Internally Mounted
Burn type: Rich	Caterpillar	Int#: 16372
Fuel type: Natural Gas	Engine model: G3408TALC
Condition: Rebuilt	Phase: 3
Kw: 250	Frequency: 60 Hz
Pmg: Y

Caterpillar 1000 Kw G3516LE Specifications

SKU: 4446
Manufacturer: Caterpillar	rpm: 1800
Model: 3516LE	Alternator make: Cat
Power factor (pf): 0.8	Alternator model: SR4B
Compression ratio: 11:1	Phase: Three Phase
Fuel type: natural gas	Frequency: 60 Hz
Hours: 0 Hour rebuild	Governor: Electronic
Engine manufacturer:
Caterpillar
Engine model: G3516LE
Engine s/n: 4EK Prefix
Hp: 1462
Starters: Electric Starter
Int#: 13671

Condition: rebuilt
Kw: 1000
Kw rating: standby
Voltage: 480
Year: 1998

●	System contains EPA Compliance shut down
●	Combined Heat and Power capable within multiple configurations
●	Gas compressors and gas cool drying (if necessary)
●	Optional connection for propane supply
●	Matched gas mixer and control paths for the relevant quality
●	Complaint to formaldehyde limits by carbon desulfurization and catalytic converter
●	25’ secure container can be placed in remote locations, rooftop or within building
●	Battery startup converts instantly to produce power
●	Requires minimal amount of gas to generate 1 Megawatt of electricity
●	Operates efficiently from methane gas produced in landfills
●	Rails in the container floor and fully opening front door in order to dissemble the unit quickly

●	Lowered dust levels due to over-pressurization of container

9.	We note your response to comment 15. Please revise to provide additional information upon which the profit projections on page 14 are based, in light of your lack of operations to date and your disclosure that management does not have experience with the technology or equipment you plan to use. Refer to Item 10(b) of Regulation S-K, by analogy, for guidance.

Noted that it is based on the experience of similar companies utilizing the same equipment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 15

10.	We did not locate any revised disclosure responsive to comment 16. Accordingly, we reissue comment 16 in its entirety. You make reference to a “Plan of Operation” but do not actually provide any corresponding disclosure under this heading. Please revise to provide details of your business plan for the next 12 months, including detailed milestones, the anticipated time frame of beginning and completing each milestone, the estimated expense associated with each milestone, the expected sources of funding, any material anticipated uses of proceeds from this offering, the anticipated timing of such uses, and whether and how you expect such uses to lead to future revenue. Explain how your business goals and objectives will change based on your ability or inability to raise additional capital.

Mara L. Ransom, Assistant Director

January 26, 2018

Your current disclosures on page 11 are not sufficiently detailed for an investor to understand the types of costs captured in each of the four identified categories of uses of proceeds or how these expenditures may further your business plan. For example, please better explain how you will obtain your electricity conversion equipment, including whether you expect to build it or to purchase it, whether you will hire employees to build it or whether you have identified a supplier to purchase it from, and the expected timing and costs of these activities based on the estimates presented in your use of proceeds table. Also clarify whether your anticipated use of proceeds assumed you would install and operate any equipment for customers, and if so, the expected timing and costs of these activities based on the estimates presented in your use of proceeds table. As another example, since you discuss marketing and advertising on page 14, if you have a detailed plan for the timing and amount you will spend and how it will be spent, you should describe that. If you do not have specific plans at this point in time for how the proceeds will be used to further your business plan, please clearly state as such.

Detail added related to the purchase and installation of equipment over the next 12 months. Details added that the Company will be purchasing the standard equipment and hiring employees to install.

Our business model is focused on key factors –

● The U.S. is currently producing the largest amount of natural gas in our history. This increased production has resulted in a significant overabundance of natural gas. These amounts are expected to continue to increase as a result of “fracking” in the oil industry.

● A large majority of active oil production sites are not located near a natural gas pipeline. As a result of such, they are forced to flare their gas and pay the assessed fines. In some cases, these fines have become so excessive that some producers are “shutting in” their wells and stopping production.

● Our company owns and operates self-contained natural gas to electricity generators which we install at these flaring sites on a 10-year contract. Each 1 MW unit can power up to 1,000 homes. We then sell the electricity to the local and state utility companies on a 10-year contract.

The amount raised in the offering will only affect the number of units which can be purchased during the initial time frame. Additional fundraising may be necessary in 2018 and 2019.

Sincerely,

Lisa Averbuch, CEO
Energy Conversion Services, Inc.

cc:          Jennifer Thompson, Accounting Branch Chief

Courtney Haseley, Attorney-Adviser

Lisa Kohl, Legal Branch Chief